UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CymaBay Therapeutics, Inc.

(Name of Subject Company)

CymaBay Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23257D103

(CUSIP Number of Class of Securities)

Paul Quinlan

General Counsel

CymaBay Therapeutics, Inc.

7575 Gateway Blvd., Suite 110

Newark, California 94560

(510) 293-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard Hall

Matthew L. Ploszek

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 8th Avenue

New York, New York 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented form time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 23, 2024, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), other than any Excluded Shares, by the Company (including those held in the Company’s treasury), Parent, Purchaser or any other wholly owned subsidiary of Parent, at a purchase price of $32.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 23, 2024, and in the related Letter of Transmittal, copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph immediately below the heading “Legal Proceedings” with the following paragraph:

“Between February 26 and 27, 2024, the Company received three demand letters from purported holders of Shares, one of which enclosed a draft complaint. The Company also separately received a draft complaint from a purported holder of Shares that was unaccompanied by a demand letter. Each demand letter alleges disclosure deficiencies in the Schedule 14D-9 and demands an issuance of corrective disclosures. Both of the draft complaints identify as prospective defendants the Company and members of the Company Board. The draft complaints allege that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14D-9 promulgated thereunder. Among other remedies, the draft complaints threaten to seek an order enjoining the defendants from proceeding with or consummating the Offer, unless and until the defendants disclose certain allegedly material information that was allegedly omitted from the Schedule 14D-9; granting rescissory damages; awarding the plaintiff costs and disbursements of its action, including reasonable attorneys’ and expert fees and expenses; and granting such other and further relief as the court may deem just and proper. The Company believes that the allegations contained in the demand letters and draft complaints are without merit.

On February 26, 2024, the Company received a demand letter from a purported holder of Shares that requests access to certain books and records of the Company to investigate purported breaches of fiduciary duty, director independence and disinterestedness, corporate wrongdoing and/or inadequate disclosures in connection with the Transactions and related to the transaction documents. The Company is preparing a response.

As of February 28, 2024, neither of the draft complaints had been filed and the Company was not aware of the filing of any lawsuits or the submission of any other demand letters challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits or demand letters may be filed or submitted, respectively, in the future. If such lawsuits are filed or additional similar demand letters or draft complaints are submitted, absent new or different allegations that are material, the Company will not necessarily announce such filings or additional submissions.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the references to and adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)	Centerview Partners LLC Opinion Letter to the Company Board of Directors of CymaBay Therapeutics, Inc., dated February 11, 2024 (included as Annex A to the Schedule 14D-9).

(a)(5)(J)	Lazard Frères & Co. Opinion Letter to the Company Board of Directors of CymaBay Therapeutics, Inc. dated February 11, 2024 (included as Annex B to the Schedule 14D-9).

(a)(5)(K)*	Press Release of CymaBay Therapeutics, Inc., dated February 28, 2024.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CymaBay Therapeutics, Inc.

By:	/s/ Paul Quinlan
Name: Paul Quinlan Title: General Counsel

Dated: February 28, 2024

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